UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of March, 2009
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐          Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated March 31, 2009	3
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009	Cameco Corporation
	By:	“Gary M. S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
University Dean Joins Cameco as Senior Vice-President
Saskatoon, Saskatchewan, Canada, March 31, 2009 ___________________________________________
Cameco Corporation (TSX: CCO; NYSE: CCJ) announced today that Grant Isaac, the widely respected dean of the Edwards School of Business at the University of Saskatchewan, will join Cameco on July 13, 2009 as senior vice-president corporate services.
Isaac replaces Rita Mirwald, who is retiring later this year after serving with Cameco since the company’s formation in 1988.
Isaac joined the University of Saskatchewan in 2000 and was named dean of the former College of Commerce in 2006. He piloted the college through its transition to the Edwards School of Business in 2007 and is credited with attracting significant private sector support to the institution. He is a graduate of the University of Saskatchewan and has a PhD from the London School of Economics.
“Grant Isaac’s outstanding leadership qualities, ability to manage major change initiatives and communication skills with a variety of stakeholders will help ensure Cameco’s enduring success as we pursue our vision to be a dominant nuclear energy company,” Grandey said in announcing the appointment. “Grant grew up in Saskatchewan with an intimate understanding of the province and the importance of the resource industry. He blends that with the international perspective he brings from his studies in the United Kingdom.”
Isaac, married with three children, says he was drawn to Cameco because of the opportunity to join a Saskatchewan success story that is also an international corporate leader. “It’s a tremendous opportunity in the place I call home.”
In his new position, Isaac will become a member of a six-person senior executive team and contribute to the development of the company’s business planning. He will also provide leadership to a number of departments with a focus on key stakeholders such as employees, investors, communities impacted by our operations and various levels of government.
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Media inquiries:	Lyle Krahn	(306) 956-6316